Exhibit 17.1

The following correspondence was sent by Christopher Rondeau to the Planet Fitness, Inc. board of directors via e-mail on February 14, 2024:

Good Evening Everyone,

First I want to start by thanking Craig for his work and grateful he was willing to step in while the CEO search is underway. Although I know my thoughts fall on deaf ears I feel it’s important to be straightforward and transparent with some thoughts of mine. From the little I know we are not any closer in the CEO search then we were in 4th qtr. As we work to put this person in place its feels some of these moves we have been making are very large decisions and some could be brand/model changing. I’m not saying I don’t necessarily agree with some of them but feel they are such big moves there would have been an all board meeting/zoom to agree and possibly vote to move forward. As we know when this new CEO is found, hopefully with much larger experiences than I with large franchise experience, 1000’s+ units big brand experience and international experience, they will have their own ideations of how this company should be positioned and built therefore once again be more changes just months away and could rewind the stuff we are allowing to happen now.

In my opinion it seems reckless and negligent.

Lastly culture will always eat competition for lunch. Planet Fitness’ was incredible, built over 30 years and proven by multiple culture surveys ordered by the board while i was CEO and all came back with flying colors one of the company’s even saying “not only is it perfect it’s the best they’ve seen”. It pains me to see/hear where the people and franchisees are at and with no end in sight as they have ton of angst not knowing who or when this new CEO will be in place.

Thanks for taking the time to read

My Best
Chris